SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VCP BEGINS SOCIAL AND ENVIRONMENTAL LICENSING TO PRODUCE PULP IN RIO GRANDE DO SUL

ANNOUNCEMENT
Porto Alegre, November 3, 2005 - Votorantim Celulose e Papel’s CEO, José Luciano Penido, announced today, during a reception in the Palácio Piratini, the seat of Rio Grande do Sul state government, in the presence of Governor Germano Rigotto and other authorities, the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul. If implemented, this unit should occupy an area of approximately 450 to 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande. Overall investment in the factory and in the forest base is estimated at US$1.3 billion, and the expected annual volume is one million tonnes of pulp.

According to Penido, the Company is applying the best business practices in this project. “This study is the natural result of the relationship we developed with all stakeholders in the south of the state over the last 18 months. With this announcement, we restate our interest in expanding investments to promote the development of the southern region. Now, we all—the Company, the Government and the Community—share the responsibility of consolidating this commitment.”

The idea of the enterprise is being praised as a concrete option for the region’s economic development, where VCP has already invested R$310 million and generated 3,400 direct and indirect jobs with forestry planting and infrastructure. During the installation of the factory, between 2009 and 2011, eight thousand jobs are expected to be created. Another two thousand direct and indirect jobs will be offered in the new plant. Production will be targeted to the European, Asian and American markets. Shipments shall be carried out through the Rio Grande Port.

The project indicates that the environmental licensing study will have its conclusion expected for 2007. The basic engineering and the technical proposals will be developed from 2008 to 2009, when the project shall be approved by the Company’s Board of Directors.

THE
ENVIRONMENT

According to VCP’s project, a strict control of the productive process, based on the adoption of clean technologies, will reduce and even avoid the factory’s environmental impact. The management of these impacts is based on the minimum generation of waste and its reuse and recycling.

Examples may be found in VCP’s pulp bleaching process, which does not use elemental chlorine and is carried out based on a process known as ECF (Elemental Chlorine- free). In addition, the pulp pre-bleaching stage uses oxygen and is in line with the best technologies available in the world market.

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FEASIBILITY	Basic data
	Project:	Bleached eucalyptus pulp plant
	Location:	To be defined
STUDY DATA	Total estimated investment:	US$1.3 billion
	Production:	Pulp, one million tonnes/year
	Target markets:	Europe, Asia and USA
	Port of shipment:	Rio Grande Port
	Total plant area:	From 400 to 500 hectares
	Number of jobs:	2,000 direct and indirect and 8,000 during implementation
	Investments already carried out in RS:	R$310 million (forest investments)

Estimated Schedule
SCHEDULE	2006 - 2007	EIA/RIMA study and Social and Environmental licensing
	2008 - 2009	Basic engineering and projects
	2009	Project approval by the Company’s Board
	2009 - 2011	Installation of the factory, if project is approved
	2011	Beginning of operations

Total figures up to the end of this year:
VCP
FIGURES		Investments: R$310 million
IN		Planted area: 28.5 thousand hectares (on land belonging to VCP or third parties)
RIO		Jobs created: 3,500 (1,000 direct and 2,400 indirect)
GRANDE
DO SUL

Up to 2010:

	•	Purchase of over 73 thousand hectares (total of 140 thousand hectares).
	•	Total target: 100 thousand hectares planted (70 thousand hectares on land belonging to VCP and 30 thousand hectares on land belonging to third parties).
	•	70 thousand hectares conserved on VCP land.

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INTEGRATED LICENSE
VCP is the first company in the forest sector in Rio Grande do Sul to receive the Integrated Operational License (LOI) from the Fundaão Estadual de Proteão Ambiental Henrique Luís Roessler (FEPAM), a state-level environmental protection agency. This document, granted in July of this year, authorizes the installation and operational start-up of forestry activities on 78 farms belonging to VCP at the far south of the state. The area of the enterprise, which is aimed at forming a forest base, amounts to approximately 67 thousand hectares of land, distributed over 14 municipalities and five river basins.

Quotation:	Investor Relations:
VCPA4=R$27.17	Valdir Roque
ADR VCP =US$11.98	Finance and Investor Relations Officer
November 2nd , 2005	Alfredo F. Villares
Investor Relations Manager
Number of Shares:	Andrea Kannebley
191,613,498

Market Value:	Natasha Nakagawa
R$5.2 billion	Phone: +(5511) 3269-4168 / 4261 /4287
US$2.3 billion	Fax: +(5511) 3269-4066
	ir@vcp.com.br	www.vcp.com.br

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VCP’s Mission

To be a benchmark in the pulp and paper industry, creating opportunities and competitive differentials, generating sustained value for the shareholders, in line with Votorantim’s Management Integrated System.

VCP’s Aim
  To reach a worldwide leading position in the short -fiber pulp market;
  To participate in t he global reprographic paper market as a regional leader;
  To maintain the regional leadership in coated and special papers.
VCP’s Goal for 2020

To reach sales equivalent to US$4 billion, with adequate returns in relation to the cost of capital.

VCP’s Management Integrated Policy

VCP, a manufacturer and distributor or pulp and paper, identifies and manages its business risks, its impact on the environment, society, the health and safety of its workers, as well as on the quality of its products and services, based on the following principles:

  To be ethical and respect people, to be open to dialogue and to comply with the law, rules and commitments made;
  To unfold the defined strategic guidelines, in a balanced way, taking into account the needs and expectations of customers, suppliers, workers, society, governments, shareholders and other stakeholders;
  To build long-lasting relationships with selected customers, through the differentiated offer of products, services and business skills, with perceived value.
  To ensure the strength and sustainability of the business, by fully commanding its processes, and preventing and reducing risks related to the business, pollution, social impact, and health and safety;
  To be entrepreneurial and innovative, promoting the continuing improvement of the management model and of the processes, products and services;
  To ensure the excellence of its practices and results by training and valuing its workers, uniting internal and external efforts, and exercising leadership in a responsible way.

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The executive board of VCP is pleased to invite you to the Company's annual meeting with analysts and to visit one of its plants. This is a unique opportunity to cement the ties and strengthen our commitment towards a solid and transparent relationship with the capital markets.

Since this is an industrial environment, we ask visitors not to wear certain types of clothing, such as open shoes, tennis shoes, shorts, skirts or dresses.
No pictures or filming will be allowed inside the industrial area.

Limited number of places
Analysts and investors

7:30 am – Departure from Alameda Santos to our facilities in Piracicaba
Presentation of results and prospects
Factory tour
7:30 pm – Arrival in São Paulo

RSVP: +(5511) 3101 -0816
e-mail: apimecvcp@sbeventos.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.